Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

July 11, 2012	TSX: TMM

NEWS RELEASE

Timmins Gold closes amendment to credit facility with
Sprott Resource Lending Partnership

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) Further to its news release of June 21, 2012, the Company is pleased to announce it has closed the amendment to its C$18 million credit agreement with Sprott Resource Lending Partnership (the “Lender”).

The amended credit agreement has a term of 18 months ending December 31, 2013. Interest is payable in monthly installments at the rate of 8% per annum. Payment of the principal amount outstanding will be made at the end of the term. In consideration of the extension, a bonus payment of 217,918 common shares (the “Bonus Shares”) of Timmins Gold was paid, representing 2% of the principal amount of the loan at a price equal to a 10% discount to the 5 day weighted average trading price on the TSX of the shares of Timmins Gold. The Bonus Shares are subject to a four month hold period expiring November 5, 2012. In the event the loan has not been repaid by July 5, 2013, a further fee of 1% of the loan amount outstanding on that date will be paid to the Lender in common shares (the “Anniversary Shares”) priced at the same discount on that date. The Anniversary Shares, if issued, will be subject to a four month hold period.

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.